MIRANDA GOLD CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2008 Annual General Meeting (the "Meeting") of the Members of Miranda Gold Corp. (the "Company") will be held at Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia, on the 22nd day of January, 2008 at 10:00 a.m. for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2007, together with the auditor's report thereon.

2.

To appoint the auditor for the Company, and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To elect directors for the ensuing year.

4.

To transact such other business as may be brought before the Meeting.

If you cannot attend, we encourage you to complete and return the enclosed form of proxy indicating your voting instructions.  Please complete, date and sign your form of proxy and return it by mail or fax to our transfer agent, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9  Canada; facsimile: (604) 689-8144.  To be valid, a completed form of proxy must be received by our transfer agent by no later than 10:00 a.m. on Friday, January 19, 2007, or, if the meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned meeting.

If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

DATED at Vancouver, British Columbia, this 18th day of December 2007.

BY ORDER OF THE BOARD

"Kenneth Cunningham"

President